Butterfield Completes Acquisition of Deutsche Bank Global Trust Solutions

Hamilton, Bermuda—29 March 2018: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced that it has completed the acquisition of the Deutsche Bank Global Trust Solutions (“GTS”) business (excluding US operations). Former GTS employees and accounts have successfully transitioned to Butterfield and all trust and fiduciary services for former GTS clients will be conducted from Butterfield locations in the Cayman Islands, Guernsey, Switzerland, Singapore and Mauritius with effect from 2 April 2018.
Butterfield announced on 25 October 2017 that it had reached an agreement with Deutsche Bank to acquire GTS and take over the ongoing management and administration of the GTS portfolio. Over 60 Deutsche Bank employees have joined Butterfield as part of the acquisition to provide continuity of service for clients.
Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said “I would like to thank and commend the transition teams from both organisations who have worked to make the transfer and integration of the GTS business as seamless as possible for clients and our new colleagues.
“GTS clients and their advisers can look forward to working with many of the same trust professionals they came to know at Deutsche Bank, who are now part of an expanded international trust team at Butterfield. We also look forward to continuing to provide Deutsche Bank wealth managers with a broad range of international trust and fiduciary services to help address their clients’ wealth structuring needs going forward.
“As part of the acquisition, Butterfield established a Singapore trust company. This platform will allow us to spend more time with our long-term trust clients in Asia, relationships that date back over thirty years. It will also allow us to develop new relationships with ultra-high net worth clients throughout the region. I would like to thank Deutsche Bank for giving us this opportunity. We will ensure that their employees and clients are treated with the utmost respect.”

-ENDS-

Notes to Editors:

The Bank of N.T. Butterfield & Son Limited (“Butterfield”) is Bermuda’s first and largest independent bank, and a specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda and the Cayman Islands, encompassing retail and corporate banking and treasury activities. Butterfield also variously provides property lending, private banking, asset management and personal trust services from its headquarters in Bermuda and subsidiary offices in the Cayman Islands, Guernsey and the United Kingdom. In Switzerland and The Bahamas, Butterfield provides personal trust and company services. Butterfield is a publicly traded corporation with shares listed on the Bermuda Stock Exchange. Butterfield’s share price is published daily in The Royal Gazette (www.theroyalgazette.com) and is also available on Bloomberg Financial Markets (symbol: NTB BH) and the Bermuda Stock Exchange website (www.bsx.com). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:                Investor Relations Contact:
Mark Johnson                    Noah Fields
Vice President, Group Head of Communications        Vice President, Investor Relations
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624                Phone : (441) 299 3816
Cellular: (441) 524 1025                E-mail : noah.fields@butterfieldgroup.com
E-mail: mark.johnson@butterfieldgroup.com